October 11, 2024

Brian Dykes
Executive Vice President and Chief Financial Officer
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, GA 30328

       Re: United Parcel Service, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 20, 2024
           File No. 001-15451
Dear Brian Dykes:

        We have reviewed your September 26, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 25,
2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis, page 23

1. We note your response to prior comment two indicating that transformation strategy costs excluded in calculating your non-GAAP measures over the last six years relate to various initiatives that were undertaken to adjust the number of employees to align with the needs of the business, to develop or refine business processes, and to upgrade or enhance technology utilized in fulfilling the needs of the business. You mention various circumstances precipitating these initiatives such as changing competitive landscapes, inflationary pressures, changes in consumer behaviors, normalization of volumes, and volume diversions which you attribute to labor negotiations.

       You indicate that you do not consider the related costs to be ordinary because each plan involved separate and distinct activities that would span multiple periods
 October 11, 2024
Page 2

       and were not expected to drive incremental revenue, and because the scope of the initiatives exceeded that of routine, ongoing efforts to enhance profitability; although it appears that your initiatives were nevertheless intended to maintain or enhance performance by addressing functional needs and by reducing costs.

       We understand from your response that you propose to include additional details about these initiatives in future disclosures, such as the costs, scope, duration and status of the projects, and further explanation about why you exclude the costs in compiling the various non-GAAP measures. We believe that such disclosures should also clearly articulate the rationale and objectives, include expected and actual costs, as applicable, and describe any measurable results in relation to the goals.

       For example, the disclosure on page 26, explaining that you do not consider transformation strategy costs when evaluating the operating performance of the business units, or in making resource allocation decisions, should be expanded to clarify how you view the importance of the initiatives in adapting personnel levels and systems to the evolving business environment, and to explain how assessments of operating performance, and of the effectiveness and utility of business processes, precipitated the allocation of resources to these transformation initiatives.

       The extent to which the initiatives have been successful in meeting the transformation objectives, as to modernization, quality enhancement, and efficiencies, and in relation to maintaining or enhancing operating performance, should be addressed.

       Please submit the revisions that you propose to address prior comment two, and the additional concerns outlined above, within the disclosures on pages 26, 31, 34, 36, and
       40, under Items Affecting Comparability, and pertaining to the effects on operating and other expenses of the business segments and consolidated entity.


       Please contact Yong Kim at 202-551-3323 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation